May 1, 2019

JPMorgan Insurance Trust

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc.1 (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse Portfolio expenses to the extent necessary to limit the total operating expenses for each Portfolio listed on Schedule A. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest2 expenses on securities sold short, interest, taxes, expenses related to trustee elections, expenses related to litigation and potential litigation, and extraordinary expenses not incurred in the ordinary course of each Portfolio’s business. In addition, each Portfolio may invest in one or more money market funds advised by the J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). J.P. Morgan Investment Management Inc., as each Portfolio’s adviser and/or administrator, hereby contractually agrees to waive fees and/or reimburse expenses in an amount sufficient to offset the net fees it collects from the affiliated money market funds on such Portfolio’s investment in such money market funds. This waiver does not apply to each Portfolio’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that each Portfolio will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing each Portfolio’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit each Portfolio to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Insurance Trust

By:

[1]	With respect to JPMorgan Distribution Services, Inc., its responsibilities under this agreement are only applicable to Class 2 shares.
[2]	In calculating the interest expense on short sales for purposes of this exclusion, each Portfolio will recognize all economic elements of interest costs, including premiums and discount adjustments.

JPMorgan Insurance Trust Fee Waiver Agreement

SCHEDULE A

Fund Name	Class	Fiscal Year End	Expense Cap	Expense Cap Period End
JPMorgan Insurance Trust Core Bond Portfolio	Class 1	December 31	0.60%	April 30, 2020
	Class 2		0.85%
JPMorgan Insurance Trust Global Allocation Portfolio	Class 1	December 31	0.78%	April 30, 2020
	Class 2		1.03%
JPMorgan Insurance Trust Income Builder Portfolio	Class 1	December 31	0.60%	April 30, 2020
	Class 2		0.85%
JPMorgan Insurance Trust Mid Cap Value Portfolio	Class 1	December 31	0.90%	April 30, 2020
JPMorgan Insurance Trust Small Cap Core Portfolio	Class 1	December 31	1.03%	April 30, 2020
	Class 2	December 31	1.28%
JPMorgan Insurance Trust U.S. Equity Portfolio	Class 1	December 31	0.80%	April 30, 2020
	Class 2		1.05%